SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ____________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Form of Placement Agency Agreement with Lehman Brothers Inc. dated April 14, 2005.

     2. Press Release re Magal Security Systems Ltd. Announces $16.3 Million Direct Equity Placement dated April 15, 2005.

                                                                          ITEM 1

Press Release                                Source: Magal Security Systems Ltd.

Magal Security Systems Ltd. Announces $16.3 Million Direct Equity Placement

Friday April 15, 7:00 am ET

YAHUD, Israel, April 15 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. ("Magal") (NASDAQ: MAGS, TASE: MAGS) announced today that it has definitive commitments from unaffiliated institutional investors and certain affiliated investors for the purchase of an aggregate of 1,700,000 registered ordinary shares. Shares sold to the unaffiliated institutional investors were sold at a purchase price of $9.50 per share and shares sold to affiliated investors were sold at a purchase price of $9.92 per share (the closing price of the ordinary shares on the Nasdaq National Market on April 14, 2005) for aggregate gross proceeds of approximately $16.3 million. The affiliated investors are Jacob Even-Ezra, Magal's Chairman of the Board and Chief Executive Officer and Nathan Kirsh, a member of the Board of Directors of the Company and a trustee of the Eurona Foundation that controls Mira Mag Inc, a major shareholder of the Company. The offering is expected to close on or prior to April 18, 2005. Lehman Brothers Inc. acted as the exclusive placement agent for the transaction.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, and these securities cannot be sold in any state in which this offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A prospectus and prospectus supplement relating to this transaction may be obtained from Lehman Brothers Inc. at 745 Seventh Avenue, New York, New York 10019, or directly from Magal.

About Magal Security Systems Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal has been traded in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001 under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contact:

    Magal Security Systems Ltd.
    Roi Levy
    Tel: +972-3-539-1444
    Fax: +972-3-536-6245
    E-mail: magalssl@trendline.co.il

    OR

    Gelbart-Kahana International
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    Int'l dial: +972-3-607-4717
    E-mail: ehud@gk-biz.com
    kenny@gk-biz.com

                                                                          ITEM 2

                           MAGAL SECURITY SYSTEMS LTD.

                            1,700,000 Ordinary Shares

                          (par value NIS 1.0 per share)

                           PLACEMENT AGENCY AGREEMENT
                           --------------------------

                                                                  April 14, 2005

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York  10019

Ladies and Gentlemen:

     Magal Security Systems Ltd, a corporation organized under the laws of the State of Israel (the "Company"), proposes, subject to the terms and conditions stated herein, to issue and sell 1,700,000 ordinary shares (the "Shares"), par value NIS 1.0 per share (the "Ordinary Shares"), to certain investors (collectively, the "Investors"). The Company desires to engage you as its placement agent (the "Placement Agent") in connection with such issuance and sale. The Shares are described more fully in the Registration Statement (as hereinafter defined).

     The Company hereby  confirms as follows its  agreements  with the Placement
Agent:

     1. Agreement to Act as Placement Agent. On the basis of the representations, warranties and agreements of the Company herein contained and subject to all the terms and conditions of this Agreement, the Placement Agent agrees to act as the Company's exclusive placement agent in connection with the issuance and sale, on a best efforts basis, by the Company of the Shares to the Investors. Upon the occurrence of the Closing (as hereinafter defined), the Company shall pay to the Placement Agent 6.12426% of the proceeds received by the Company from the sale of the Shares to all Investors. Certain potential Investors listed on Schedule 1 hereto are affiliated with the Company.

     2. Delivery and Payment. Concurrently with the execution and delivery of this Agreement, the Company, the Placement Agent, and JPMorgan Chase Bank, N.A., as escrow agent (the "Escrow Agent"), shall enter into an Escrow Agreement substantially in the form of Exhibit A attached hereto (the "Escrow Agreement"), pursuant to which an escrow account will be established, at the Company's expense, for the benefit of the Company and the Investors (the "Escrow Account"). Prior to the Closing Date (as hereinafter defined), each of the Investors will deposit in the Escrow Account an amount equal to the price per Share as shown on the cover page of the Prospectus multiplied by the number of Shares to be purchased by such Investor (such amounts in the aggregate are herein referred to as the "Escrow Funds"). At 9:00 a.m., New York City time, on April 18, 2005 or at such other time on such other date as may be agreed upon by the Company and the Placement Agent (such date is hereinafter referred to as the "Closing Date"), the Escrow Agent will disburse the Escrow Funds from the Escrow Account to the Company and the Placement Agent as provided in the Escrow Agreement and the Company shall deliver the Shares to the Investors, which delivery may be made through the facilities of the

Depository Trust Company. The closing of the sale of the Shares to the Investors (the "Closing") shall take place at the office of Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104. All actions taken at the Closing shall be deemed to have occurred simultaneously.

     Certificates evidencing the Shares shall be in definitive form and shall be registered in such names and in such denominations as the Placement Agent shall request by written notice to the Company.

     3. Representations and Warranties of the Company. The Company represents and warrants to the Placement Agent that:

     (a) Registration Statement. The Company has filed with the Securities and Exchange Commission (the "Commission") a "shelf" registration statement on Form F-3 (Registration No. 333-123265), which has become effective, relating to the Ordinary Shares and certain other securities of the Company, under the Securities Act of 1933, as amended (the "Act"), and the rules and regulations (collectively referred to as the "Rules and Regulations") of the Commission promulgated thereunder. The registration statement, as amended at the time it became effective, including the exhibits and information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or 434(d) under the Act, is hereinafter referred to as the "Registration Statement." No stop order suspending the effectiveness of the Registration Statement has been issued and, to the Company's knowledge, no proceeding for that purpose has been initiated or threatened by the Commission. The Company, if required by the Rules and Regulations of the Commission, proposes to file the Prospectus (as defined below) with the Commission pursuant to Rule 424(b) of the Rules and Regulations. The Prospectus, in the form in which it is to be filed with the Commission pursuant to Rule 424(b) of the Rules and Regulations, or, if the Prospectus is not to be filed with the Commission pursuant to Rule 424(b), the Prospectus in the form included as part of the Registration Statement at the time the Registration Statement became effective, is hereinafter referred to as the "Prospectus," except that if any revised prospectus or prospectus supplement shall be provided to the Placement Agent by the Company for use in connection with the offering and sale of the Shares which differs from the Prospectus (whether or not such revised prospectus or prospectus supplement is required to be filed by the Company pursuant to Rule 424(b) of the Rules and Regulations), the term "Prospectus" shall be deemed to include such revised prospectus or prospectus supplement, as the case may be, from and after the time it is first provided to the Placement Agent for such use. Any preliminary prospectus or prospectus subject to completion included in the Registration Statement or filed with the Commission pursuant to Rule 424 under the Act is hereafter called a "Preliminary Prospectus." Any reference herein to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 9 of Form F-3 which were filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on or before the last to occur of the effective date of the Registration Statement, the date of the Preliminary Prospectus, or the date of the Prospectus, and any reference herein to the terms "amend," "amendment" or "supplement" with respect to the Registration Statement, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include (i) the filing of any document under the Exchange Act after the effective date of the Registration Statement, the date of such Preliminary Prospectus or the date of the Prospectus, as the case may be, which is incorporated therein by reference and (ii) any such document so filed.

     (b) Registration Statement and Prospectus. When the Registration Statement became effective, upon the filing or first delivery to the Investors of the Prospectus, as of the date hereof, and at the Closing Date, the Registration Statement (and any post-effective amendment thereto) and the Prospectus (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement to the Registration Statement or the Prospectus) contained and will contain all statements which are required to be stated therein in accordance with the Act and the Rules and Regulations, complied and will comply with the Act and the Rules and Regulations, and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of the Prospectus) not misleading, each Preliminary Prospectus, as of the date filed with the Commission, did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that no representation or warranty is made in this Section 3(b) with respect to statements or omissions made in reliance upon and in conformity with written information furnished to the Company expressly for inclusion in any Preliminary Prospectus, the Registration Statement, or the Prospectus, or any amendment or supplement thereto, as stated in Section 7(b) hereof. The Company has not distributed any offering material in connection with the offering and sale of the Shares, other than the Registration Statement, the Preliminary Prospectus and the Prospectus.

     (c)  Subsidiaries.  The  subsidiaries  listed on Schedule 2 attached hereto
(each a "Subsidiary", and collectively the "Subsidiaries") are the only "significant subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X promulgated by the Commission) of the Company. The Company owns, directly or indirectly, all of the capital stock of the Subsidiaries free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction, and all the issued and outstanding shares of capital stock of the Subsidiaries are validly issued and are fully paid, nonassessable and free of preemptive and similar rights.

     (d) Financial Statements. The consolidated financial statements and the related notes thereto included or incorporated by reference in the Registration Statement and the Prospectus comply with the applicable requirements of the Act and the Exchange Act, as applicable, and present fairly, the financial position of the Company and its Subsidiaries as of the dates indicated and the results of their operations and the changes in their consolidated cash flows for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles applied on a consistent basis throughout the periods covered thereby (except as otherwise stated therein and subject, in the case of unaudited financial statements, to the absence of footnotes and normal year end adjustments), and the other financial information included or incorporated by reference in the Registration Statement and the Prospectus has been derived from the accounting records of the Company and its Subsidiaries and presents fairly the information shown thereby.

     (e) No Material Adverse Change. Except as set forth in or otherwise contemplated by the Registration Statement (exclusive of any amendment thereof) or the Prospectus (exclusive of any supplement thereto), since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectus and prior to Closing, (i) there has not been and will not have been any change in the capital stock of the Company (except for changes in the number of Ordinary Shares outstanding of the Company due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Ordinary Shares outstanding on the date hereof) or long-term debt of the Company or any of its Subsidiaries or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Company on any class of capital stock, or any material adverse change, or any development that would reasonably be expected to result in a material adverse change, in or affecting the business, properties, management, consolidated financial position, stockholders' equity, or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Adverse Change"); (ii) neither the Company nor any of its Subsidiaries has entered or will enter into any transaction or agreement, not in the ordinary course of business, that is material to the Company and its Subsidiaries taken as a whole or incurred or will incur any liability or obligation, direct or contingent, not in the ordinary course of business, that is material to the Company and its Subsidiaries taken as a whole; and (iii) neither the Company nor any of its Subsidiaries has sustained or will sustain any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement and the Prospectus.

     (f) Organization. Each Subsidiary is, and at the Closing Date will be, duly organized, validly existing as a corporation and in good standing under the laws of its jurisdiction of organization. Each of the Company and each Subsidiary is, and at the Closing Date will be, duly qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its respective ownership or lease of property or the conduct of its respective business requires such qualification, and have, and at the Closing Date will have, all corporate power and authority necessary to own or hold its respective properties and to conduct their respective businesses as described in the Registration Statement and the Prospectus, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the business, properties, management, consolidated financial position, stockholders' equity or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect").

     (g) Capitalization. The issued and outstanding shares of capital stock of the Company have been validly issued, are fully paid and nonassessable and, other than as disclosed in or contemplated by the Registration Statement or the Prospectus, are not subject to any preemptive or similar rights. The Company has an authorized, issued and outstanding capitalization as set forth in the Registration Statement and the Prospectus as of the dates referred to therein (other than the grant of additional options under the Company's existing stock option plans, or changes in the number of outstanding Ordinary Shares of the Company due to the issuance of Ordinary Shares upon the exercise or conversion of securities exercisable for, or convertible into, Ordinary Shares which are outstanding on the date hereof) and such authorized capital stock conforms to the description thereof set forth in the Registration Statement and the Prospectus. The description of the securities of the Company in the Registration Statement and the Prospectus is, and at the Closing Date will be, complete and accurate in all material respects. Except as disclosed in or contemplated by the Registration Statement or the Prospectus, as of the date referred to therein, the Company did not have outstanding any options to purchase, or any rights or warrants to subscribe for, or any securities or obligations convertible into, or exchangeable for, or any contracts or commitments to issue or sell, any shares of capital stock or other securities.

     (h) Capitalization of Subsidiaries. All the outstanding shares of capital stock of each Subsidiary have been duly and validly authorized and issued and are fully paid and nonassessable, and, except as otherwise set forth in the Registration Statement or Prospectus, all outstanding shares of capital stock of the Subsidiaries are owned by the Company either directly or indirectly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances.

     (i) Due Authorization and Enforceability. The Company has full legal power and authority to enter into this Agreement and the Escrow Agreement (together, the "Transaction Documents") and to consummate the transactions contemplated hereby and thereby. The Transaction Documents have been duly authorized, executed and delivered by the Company in accordance with Israeli, federal, state and local law and constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms except as rights to indemnity and contribution hereunder may be limited by federal or state securities laws and matters of public policy and except as such enforceability may be subject to the effect of applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally and equitable principles of general applicability.

     (j) The Shares. The Shares have been duly authorized by the Company and, when issued and delivered and paid for as provided herein, will be validly issued, fully paid and nonassessable and will conform to the descriptions thereof in the Prospectus; and the issuance of the Shares is not subject to any preemptive or similar rights.

     (k)  No  Violation  or  Default.   Neither  the  Company  nor  its  any  of
Subsidiaries is (i) in violation of its charter, association or similar organizational documents; (ii) in default, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject; or
(iii) in violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (ii) and (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (l) No Conflicts. The execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale by the Company of the Shares and the consummation by the Company of the transactions contemplated by the Transaction Documents will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject; (ii) result in any violation of the provisions of the charter or association or similar organizational documents of the Company or any of its Subsidiaries; or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any court or arbitrator or governmental or regulatory authority, except, in the case of each of clauses (i) and (iii) above, for any such conflict, breach, violation, default, lien, charge or encumbrance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (m) No Consents Required. No consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority is required for the execution, delivery and performance by the Company of each of the Transaction Documents, the issuance and sale by the Company of the Shares and the consummation by the Company of the transactions contemplated by the Transaction Documents, except for the registration of the Shares under the Act and such consents, approvals, authorizations, orders and registrations or qualifications as may be required under applicable state securities laws or by the by-laws and rules of the National Association of Securities Dealers, Inc. ("NASD") in connection with the distribution of the Shares by the Placement Agent.

     (n) Legal Proceedings. There are no legal, governmental or regulatory actions, suits or proceedings pending, nor, to the Company's knowledge, any legal, governmental or regulatory investigations, to which the Company or any of its Subsidiaries is a party or to which any property of the Company or any of its Subsidiaries is the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect or materially and adversely affect the ability of the Company to perform its obligations under the Transaction Documents; to the Company's knowledge, no such actions, suits or proceedings are threatened or contemplated by any governmental or regulatory authority or threatened by others; and (i) to the Company's knowledge, there are no current or pending legal, governmental or regulatory investigations, actions, suits or proceedings that are required under the Act to be described in the Prospectus that are not so described; and (ii) there are no contracts or other documents that are required under the Act to be filed as exhibits to the Registration Statement that are not so filed.

     (o) Independent Accountants. Kost Forer Gabbay Kaisierer, a member of Ernst & Young Global, who have certified certain financial statements of the Company and its Subsidiaries, are independent public accountants (the "Accountants") with respect to the Company and its Subsidiaries as required by the Act.

     (p) Title to Real and Personal Property. Each of the Company and each of its Subsidiaries has good and valid title in fee simple to all items of real property and good and valid title to all personal property owned by it, in each case, free and clear of all liens, encumbrances and claims except those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company or such Subsidiary or (ii) would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. Any real property leased by the Company and each of its Subsidiaries is held by each of them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or such Subsidiary or (B) would not be reasonably expected, individually or in the aggregate, to have a Material Adverse Effect.

     (q) Title to Intellectual Property. Each of the Company and its Subsidiaries owns or possesses adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) (collectively, the "Intellectual Property"), necessary for the conduct of their respective businesses as conducted as of the date hereof, except to the extent that the failure to own or possess adequate rights to use such Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and neither the Company nor any of its Subsidiaries has received any written notice of any claim of infringement or conflict which asserted Intellectual Property rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Material Adverse Effect.

     (r) No Undisclosed Relationships. No relationship, direct or indirect, exists between or among the Company or any of its Subsidiaries, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its Subsidiaries, on the other, which is required by the Act to be disclosed in the Registration Statement and the Prospectus and is not so disclosed.

     (s) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Shares to be sold by the Company and the application of the proceeds thereof as described in the Prospectus, will not be an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

     (t) Foreign Designation. The Company is not a Passive Foreign Investment Company ("PFIC") within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, and does not expect to become a PFIC in the future. Neither is the Company a "foreign personal holding company" or a "controlled foreign corporation" within the meaning of the United States Internal Revenue Code of 1986, as amended.

     (u) Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Significant Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the FCPA, including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA) or any non-U.S. political party or official thereof or any candidate for non-U.S. political office, in contravention of the FCPA and the Company, the Significant Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. "FCPA" means Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

     (v) Taxes. Each of the Company and its Subsidiaries has filed all foreign, federal, state, and local tax returns which have been required to be filed and paid all taxes shown thereon through the date hereof, to the extent that such taxes have become due and are not being contested in good faith; and, except as otherwise disclosed in or contemplated by the Registration Statement or the Prospectus, no tax deficiency has been determined adversely to the Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

     (w)  Approved  Enterprise  Status.  The  Company  is in  compliance  in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities as well as with respect to the other tax benefits received by the Company as set forth under the caption "Israeli Taxation" in the Prospectus and by Israeli laws and regulations relating to such "Approved Enterprise" status and the aforementioned other tax benefits received by the Company. The Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities.

     (x) Office of the Chief Scientist. Except as described in the Prospectus, the Company is not in material violation of any conditions or requirements stipulated by the instruments of approval granted to any of them by the Office of the Chief Scientist in the Ministry of Industry & Trade and any applicable laws and regulations, with respect to any research and development grants given to them by such office, which violation, individually or in the aggregate, could have a Material Adverse Effect. All information supplied by the Company and its Israeli subsidiaries with respect to the applications for such research and development grants was true, correct and complete in all material respects when supplied to the appropriate authorities.

     (y) ISA Exemption, OCS Approval and Investment Center Approval. In connection with the offer, issuance and sale of the Shares, the Company is not required to obtain (i) an exemption from the Israeli Securities Authority (the "ISA") from the requirement to publish a prospectus in Israel, (ii) the approval of the Office of the Chief Scientist in the Israeli Ministry of Industry and Commerce (the "OCS") to issue and sell the Shares, or (iii) the approval of the Investment Center of the Israeli Ministry of Industry, Trade and Labor (the "IC").

     (z) Additional Government Payments. There are no transfer taxes, stamp duties on issuance or other similar fees or charges and no capital gains, income, withholding or other taxes under the laws of Israel or any political subdivision thereof, federal, state or local laws, required to be paid by the Placement Agent in connection with the execution and delivery of this Agreement or the sale of the Shares as contemplated herein.

     (aa) Licenses and Permits. Each of the Company and its Subsidiaries possesses or has obtained all licenses, certificates, permits and other authorizations issued by, and has made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement and the Prospectus (the "Permits"), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and except as disclosed in or contemplated by the Registration Statement or the Prospectus, neither the Company nor any of its Subsidiaries has received written notice of any proceeding relating to revocation or modification of any such Permit or has any reason to believe that such Permit will not be renewed in the ordinary course, except where the failure to obtain any such renewal would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (bb) No Labor Disputes. No labor disturbance by or dispute with employees of the Company or its Subsidiaries exists or, to the knowledge of the Company, is threatened which would reasonably be expected to result in a Material Adverse Effect.

     (cc) Compliance With Environmental Laws. Each of the Company and its Subsidiaries (i) is in compliance with any and all applicable federal, state, local, Israeli and other foreign laws, rules, regulations, decisions and orders relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, "Environmental Laws"); (ii) has received and is in compliance with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business as described in the Registration Statement and the Prospectus; and (iii) has not received written notice of any actual or potential liability for the investigation or remediation of any disposal or release of hazardous or toxic substances or wastes, pollutants or contaminants, except, in the case of any of clauses (i), (ii) or (iii) above, for any such failure to comply or failure to receive required permits, licenses, other approvals or liability as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

     (dd) Compliance With ERISA. Each material employee benefit plan subject to and, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), that is maintained, administered or contributed to by the Company or any of its affiliates for employees or former employees of the Company and its Subsidiaries has been maintained in material compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations, including but not limited to ERISA and the Internal Revenue Code of 1986, as amended (the "Code"); no prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, has occurred which would result in a material liability to the Company with respect to any such plan excluding transactions effected pursuant to a statutory or administrative exemption; and for each such plan that is subject to the funding rules of Section 412 of the Code or Section 302 of ERISA, no "accumulated funding deficiency" as defined in Section 412 of the Code has been incurred, whether or not waived, and the fair market value of the assets of each such plan (excluding for these purposes accrued but unpaid contributions) exceeds the present value of all benefits accrued under such plan determined using reasonable actuarial assumptions.

     (ee) Sarbanes-Oxley Act. There is and has been no failure on the part of the Company and any of the Company's directors or officers, in their capacities as such, to comply with any applicable provisions of the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated therewith (the "Sarbanes Oxley Act").

     (ff) Accounting Controls. Each of the Company and its Subsidiaries maintains systems of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability;
(iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and designed such disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known to the certifying officers by others within those entities. The Company's certifying officers have evaluated the effectiveness of the Company's controls and procedures as of a date during the year ended December 31, 2003 prior to the filing date of the Form 20-F for the year ended December 31, 2003 (such date, the "Evaluation Date"). The Company presented in its Form 20-F the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in the Company's internal controls (as such term is defined in Item 307(b) of Regulation S-K under the Rules and Regulations) or, to the Company's knowledge, in other factors that could significantly affect the Company's internal controls such that would have a Material Adverse Effect.

     (gg) Operations. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions to which the Company or the Subsidiaries are subject, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

     (hh) Asset Controls. Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any United States sanctions administered by the Office of Foreign Asset Control of the United States Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any United States sanctions administered by OFAC.

     (ii) Insurance. Each of the Company and its Subsidiaries carries, or is covered by, insurance in such amounts and covering such risks as the Company reasonably believes is adequate for the conduct of their respective businesses as described in the Registration Statement and the Prospectus and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries.

     (jj) No Unlawful Payments. Neither the Company nor any of its Subsidiaries has at anytime during the last five years (i) used any corporate funds for any unlawful contribution to any candidate for public office; or (ii) made any payment to any federal or state government officer or official or other person charged with similar public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof.

     (kk) Government Contracts. There is no outstanding allegation of improper or illegal activities arising from any government audit or non-audit review, including without limitation, by the Defense Contract Audit Agency, of the Company or work performed by the Company or any of its Subsidiaries or subcontractors. There are no pending civil or criminal penalties or administrative sanctions arising from a government audit or non-audit review of the Company or work performed by the Company or any of its Subsidiaries or subcontractors, including, but not limited to, termination of contracts, forfeiture of profits, suspension of payments, fines, or suspension or debarment from doing business with any U.S. federal government agency. As of the date hereof, the Company does not believe that it will be required to make any adjustments to the financial statements included or incorporated by reference in the Registration Statement and the Prospectus as a result of any pending government audit or non-audit review of the Company.

     (ll) Immunity. Neither the Company nor any of the Subsidiaries nor any of its or their respective properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the State of Israel or the State of Canada.

     (mm) Consent to Jurisdiction; Appointment of Agent for Service of Process. The Company has the power to submit, and pursuant to this Agreement has legally, validly, effectively and irrevocably submitted to the personal jurisdiction of any federal or state court in the State of New York, County of New York, and has the power to designate, appoint and empower, and pursuant to this Agreement has legally, validly and effectively designated, appointed and empowered, an agent for service of process in any suit of proceeding based on or arising under this Agreement in any federal or state court in the State of New York, County of New York.

     (nn) Enforceability of New York Judgment. Any final judgment for a fixed or readily calculable sum of money rendered by any court of the State of New York or of the United Stated located in the State of New York having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement would be declared enforceable against the Company by the courts of Israel without reexamination, review of the merits of the cause of action in respect of which the original judgment was given or relitigation of the matters adjudicated upon or payment of any stamp, registration or similar tax or duty, provided that such judgment is obtained in compliance with legal requirements of the jurisdiction of the court rendering such judgment and in compliance with all legal requirements of this Agreement and that service of process was made personally on the Company or on the appropriate process agent (service of process effected in the manner set forth in this Agreement assuming its validity under New York law, will be effective, insofar as Israeli law is concerned, to confer valid personal jurisdiction over the Company), and provided further that certain basic principles of due process and public policy have been respected. The Company is not aware of any reason why the enforcement in Israel of such a judgment in respect of this Agreement would be contrary to public policy in Israel or any political subdivision thereof.

     (oo) No Broker's Fees. Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or the Placement Agent for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Shares.

     (pp) No Registration Rights. No person has the right to require the Company or any of its Subsidiaries to register any securities for sale under the Act by reason of the filing of the Registration Statement with the Commission or by reason of the issuance and sale of the Shares, except for rights which have been waived.

     (qq) No Stabilization. The Company has not taken, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Shares.

     (rr) Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange
Act) (a "Forward-Looking Statement") contained in the Registration Statement and the Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith. The Forward-Looking Statements incorporated by reference in the Registration Statement and the Prospectus from the Company's Annual Report on Form 20-F for the year ended December 31, 2003
(i) are within the coverage of the safe harbor for forward-looking statements set forth in Section 27A of the Act, Rule 175(b) under the Act or Rule 3b-6 under the Exchange Act, as applicable, (ii) were made by the Company with a reasonable basis and in good faith and reflect the Company's good faith reasonable best estimate of the matters described therein, and (iii) have been prepared in accordance with Item 10 of Regulation S-K under the Act.

     (ss) Contracts. All such contracts to which the Company is a party have been duly authorized, executed and delivered by the Company, constitute valid and binding agreements of the Company, and are enforceable against the Company in accordance with the terms thereof, subject to the effect of applicable bankruptcy, insolvency or similar laws affecting creditors' rights generally and equitable principles of general applicability.

     (tt) Certificates. No statement, representation or warranty made in the certificate to be delivered to the Placement Agent pursuant to Section 6(h) below will be, when made, inaccurate, untrue or incorrect in any material respect.

     4. Further Agreements of the Company. The Company covenants and agrees with the Placement Agent that:

     (a) Effectiveness. The Registration Statement has become effective, and if Rule 430A is used or the filing of the Prospectus is otherwise required under Rule 424(b), the

Company will file the Prospectus (properly completed if Rule 430A has been used) pursuant to Rule 424(b) within the prescribed time period and will provide a copy of such filing to the Placement Agent promptly following such filing.

     (b) Amendments or Supplements. The Company will not, during such period as the Prospectus would be required by law to be delivered in connection with sales of the Shares by an underwriter or dealer in connection with the offering contemplated by this Agreement, file any amendment or supplement to the Registration Statement or the Prospectus, except as required by law, unless a copy thereof shall first have been submitted to the Placement Agent within a reasonable period of time prior to the filing thereof and the Placement Agent shall not have reasonably objected thereto in good faith.

     (c) Notice to Placement Agent. The Company will notify the Placement Agent promptly, and will, if requested, confirm such notification in writing, (1) when any post-effective amendment to the Registration Statement becomes effective, but only during the period mentioned in Section 4(b); (2) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information, but only during the period mentioned in Section 4(b); (3) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose or the threat thereof, but only during the period mentioned in Section 4(b); (4) of becoming aware of the occurrence of any event during the period mentioned in Section 4(b) that in the judgment of the Company makes any statement made in the Registration Statement or the Prospectus untrue in any material respect or that requires the making of any changes in the Registration Statement or the Prospectus in order to make the statements therein, in light of the circumstances in which they are made, not misleading; and (5) of receipt by the Company of any notification with respect to any suspension of the qualification of the Shares for offer and sale in any jurisdiction. If at any time the Commission shall issue any order suspending the effectiveness of the Registration Statement in connection with the offering contemplated hereby, the Company will make every reasonable effort to obtain the withdrawal of any such order at the earliest possible moment. If the Company has omitted any information from the Registration Statement, pursuant to Rule 430A, it will use its best efforts to comply with the provisions of and make all requisite filings with the Commission pursuant to said Rule 430A and to notify the Placement Agent promptly of all such filings.

     (d) Ongoing Compliance of the Prospectus. If, at any time when a Prospectus relating to the Shares is required to be delivered under the Act, the Company becomes aware of the occurrence of any event as a result of which the Prospectus, as then amended or supplemented, would, in the reasonable judgment of counsel to the Company or counsel to the Placement Agent, include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or the Registration Statement, as then amended or supplemented, would, in the reasonable judgment of counsel to the Company or counsel to the Placement Agent, include any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading, or if for any other reason it is necessary, in the reasonable judgment of counsel to the Company or counsel to the Placement Agent, at any time to amend or supplement the Prospectus or the Registration Statement to comply with the Act or the Rules and Regulations, the Company will promptly notify the Placement Agent and, subject to Section 4(b) hereof, will promptly prepare and file with the Commission, at the Company's expense, an amendment to the Registration Statement or an amendment or supplement to the Prospectus that corrects such statement or omission or effects such compliance and will deliver to the Placement Agent, without charge, such number of copies thereof as the Placement Agent may reasonably request. The Company consents to the use of the Prospectus or any amendment or supplement thereto by the Placement Agent, and the Placement Agent agrees to provide to each Investor, prior to the Closing, a copy of the Prospectus and any amendments or supplements thereto.

     (e) Delivery of Copies. The Company will furnish to the Placement Agent and its counsel, without charge in New York City (i) one copy of the Registration Statement, including financial statements and schedules, and all exhibits thereto and (ii) so long as a prospectus relating to the Shares is required to be delivered under the Act, as many copies of each Preliminary Prospectus or the Prospectus or any amendment or supplement thereto as the Placement Agent may reasonably request.

     (f) Compliance with Undertakings. The Company will comply with all the undertakings contained in the Registration Statement.

     (g) Blue Sky Compliance. Prior to the sale of the Shares to the Investors, the Company will cooperate with the Placement Agent and its counsel in connection with the registration or qualification of the Shares for offer and sale under the state securities or Blue Sky laws of such jurisdictions as the Placement Agent may reasonably request; provided, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject.

     (h) Use of Proceeds. The Company will apply the net proceeds from the offering and sale of the Shares in the manner set forth in the Prospectus under the caption "Use of Proceeds."

     (i) Exchanges. The Company will use its best efforts to ensure that the Shares are quoted on the NASDAQ National Market and the Tel Aviv Stock Exchange at the time of the Closing.

     (j) Reports. For a period of three years from the Closing Date, the Company will furnish to the Placement Agent, as soon as they are available, copies of all reports or other communications (financial or other) furnished to holders of the Shares, other than any such reports or communications filed with the Commission pursuant to the Commission's EDGAR system.

     (k) Clear Market. For a period of 90 days after the date hereof, the Company will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares; or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the Placement Agent, other than (i) the Shares to be sold hereunder,
(ii) securities issued pursuant to stock option plans, deferred compensation plans, restricted stock plans and employee stock purchase plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement; (iii) the issuance by the Company of any Ordinary Shares as consideration for mergers, acquisitions, other business combinations, or strategic alliances, occurring after the date of this Agreement, provided that each recipient of Ordinary Shares pursuant to this clause (iii) agrees that all such Ordinary Shares remain subject to restrictions substantially similar to those contained in this subsection; or (iv) the offer, issuance or sale of any securities of the Company in exchange for any "underwater" options of the Company.

     5. Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company will pay all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including but not limited to costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement (including each pre- and post-effective amendment thereto) and exhibits thereto, each Preliminary Prospectus, the Prospectus and any amendment or supplement to the Prospectus, and the photocopying of copies thereof, (ii) the preparation and delivery of certificates representing the Shares, (iii) furnishing (including costs of shipping and mailing) such copies of the Registration Statement (including all pre- and post-effective amendments thereto), the Prospectus and any Preliminary Prospectus, and all amendments and supplements to the Prospectus, as may be requested for use in connection with the direct placement of the Shares, (iv) the quotation of the Ordinary Shares on the NASDAQ National Market and the Tel Aviv Stock Exchange, (v) the registration or qualification of the Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions designated pursuant to Section 4(g), including the reasonable fees, disbursements and other charges of counsel to the Placement Agent in connection therewith and the preparation and printing of preliminary, supplemental and final Blue Sky memoranda, (vi) fees, disbursements and other charges of counsel to the Company, (vii) fees and disbursements of the Accountants incurred in delivering the letter(s) described in 6(f) of this Agreement and (viii) the fees of the Escrow Agent. The Company shall reimburse the Placement Agent, upon request for all reasonable out-of-pocket costs and expenses, which expenses shall not exceed $75,000 in the aggregate without the Company's prior approval, which approval shall not be unreasonably withheld or delayed.

     6. Conditions of the Obligations of the Placement Agent. The obligations of the Placement Agent hereunder are subject to the following conditions:

     (a) (i) No stop order suspending the effectiveness of the Registration Statement or the qualification or registration of the Shares under the securities or Blue Sky laws of any jurisdiction shall be in effect and no proceedings for that purpose shall be pending or threatened by any securities or other governmental authority (including, without limitation, the Commission),
(ii) any request for additional information on the part of the staff of any securities or other governmental authority (including, without limitation, the Commission) shall have been complied with to the satisfaction of the staff of the Commission or such authorities and (iii) after the date hereof no amendment or supplement to the Registration Statement or the Prospectus shall have been filed unless a copy thereof was first submitted to the Placement Agent and the Placement Agent did not reasonably object thereto in good faith.

     (b) Since the respective dates as of which information is given in the Registration Statement (exclusive of any amendment thereof) and the Prospectus (exclusive of any supplement thereto), (i) there shall not have been a Material Adverse Change whether or not arising from transactions in the ordinary course of business, in each case other than as set forth in or contemplated by the Registration Statement (exclusive of any amendment thereof) or the Prospectus (exclusive of any supplement thereto), and (ii) the Company shall not have sustained any material loss or interference with its business or properties from fire, explosion, flood or other casualty, whether or not covered by insurance, or from any labor dispute or any court or legislative or other governmental action, order or decree, which is not set forth in the Registration Statement (exclusive of any amendment thereof) or the Prospectus (exclusive of any supplement thereto), if in the judgment of the Placement Agent any such development makes it impracticable or inadvisable to consummate the sale and delivery of the Shares to Investors.

     (c) Since the respective dates as of which information is given in the Registration Statement and the Prospectus, there shall have been no litigation or other proceeding instituted against the Company or any of its officers or directors in their capacities as such, before or by any federal, state or local court, commission, regulatory body, administrative agency or other governmental body, domestic or foreign, which litigation or proceeding is reasonably expected by management to have a Material Adverse Effect.

     (d) Each of the representations and warranties of the Company contained herein shall be true and correct at the Closing Date, as if made on such date, and all covenants and agreements herein contained to be performed on the part of the Company and all conditions herein contained to be fulfilled or complied with by the Company at or prior to the Closing Date shall have been duly performed, fulfilled or complied with.

     (e) The Placement Agent shall have received an opinion, dated the Closing Date, of each of:

          (i) Carter Ledyard & Milburn LLP, special U.S. counsel to the Company, in substantially the form attached hereto as Exhibit B; and

          (ii) Friedman & Co., Advocates, special Israeli counsel to the Company, in substantially the form attached hereto as Exhibit C.

     (f) Concurrently with the execution and delivery of this Agreement, or, if the Company elects to rely on Rule 430A, on the date of the Prospectus, the Accountants shall have furnished to the Placement Agent a letter, dated the date of its delivery (the "Original Letter"), addressed to the Placement Agent and in form and substance reasonably satisfactory to the Placement Agent, containing statements and information of the type customarily included in accountants' "comfort letters" to underwriters. At the Closing Date, the Accountants shall have furnished to the Placement Agent a letter, dated the date of its delivery, which shall confirm, on the basis of a review in accordance with the procedures set forth in the Original Letter, that nothing has come to their attention during the period from the date of the Original Letter referred to in the prior sentence to a date (specified in the letter) not more than five days prior to the Closing Date which would require any change in the Original Letter if it were required to be dated and delivered at the Closing Date.

     (g) At the Closing Date, there shall be furnished to the Placement Agent a certificate, dated the date of its delivery, signed by each of the President and the Chief Financial Officer of the Company, each in his or her capacity as such, in form and substance reasonably satisfactory to the Placement Agent to the effect that each signer has carefully examined the Registration Statement and the Prospectus and that to each of such person's knowledge:

          (i) (A) As of the date of such certificate, (x) the Registration Statement does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and (y) the Prospectus does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (B) no event has occurred as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein not untrue or misleading in any material respect.

          (ii) Each of the representations and warranties of the Company contained in this Agreement are true and correct as if such representations and warranties were made on the Closing Date.

          (iii) Each of the covenants and agreements required in this Agreement to be performed by the Company on or prior to the Closing Date and each condition required herein to be fulfilled or complied with by the Company on or prior to the Closing Date has been duly performed, fulfilled or complied with.

          (iv) No stop order suspending the effectiveness of the Registration Statement or of any part thereof has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission.

          (v) Subsequent to the date of the most recent financial statements in the Prospectus, there has been no material adverse change in the financial position or results of operations of the Company, except as set forth in or contemplated by the Prospectus.

     (h) The Shares shall be qualified for sale in such states as the Placement Agent may reasonably request and each such qualification shall be in effect and not subject to any stop order or other proceeding on the Closing Date; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to taxation or general service of process in any jurisdiction where it is not now so subject.

     (i) The Company shall have furnished or caused to be furnished to the Placement Agent such certificates, in addition to those specifically mentioned herein, as the Placement Agent may have reasonably requested as to the accuracy and completeness, at the Closing Date of any statement in the Registration Statement or the Prospectus, as to the accuracy, at the

Closing Date of the representations and warranties of the Company, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Placement Agent.

     (j) The Placement Agent shall have received executed "lock-up" agreements, each substantially in the form of Exhibit D hereto, from the executive officers and directors of the Company and Mira Mag, Inc. relating to sales and certain other dispositions of Ordinary Shares or certain other securities, and such lock-up agreements shall be full force and effect on the Closing Date.

     7. Indemnification and Contribution.

     (a) Indemnification of the Placement Agent. The Company agrees to indemnify and hold harmless the Placement Agent, its affiliates, directors, officers, employees, agents and each person, if any, who controls such Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities, joint or several (including, without limitation, reasonable fees of outside legal counsel and other expenses reasonably incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred) that arise out of, or are based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except insofar as such losses, claims, damages or liabilities arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished to the Company in writing by the Placement Agent expressly for use therein, it being understood and agreed that the only such information furnished by the Placement Agent consists of the information described as such in subsection (b) below.

     (b) Indemnification of the Company. The Placement Agent agrees to indemnify and hold harmless the Company, its affiliates, directors and officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act to the same extent as the indemnity set forth in paragraph (a) above, but only with respect to any losses, claims, damages or liabilities that arise out of, or are based upon, any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with any information furnished to the Company in writing by the Placement Agent expressly for use in the
Registration Statement or the Prospectus (or any amendment or supplement thereto) or any Preliminary Prospectus, it being understood and agreed upon that the only such information furnished by the Placement Agent consists of the following: the statements set forth (i) under the heading "Plan of Distribution," (ii) on the cover page and (iii) on the back cover in any Preliminary Prospectus and the Prospectus.

     (c) Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought, threatened or asserted against any person in respect of which indemnification may be sought pursuant to either paragraph (a) or (b) above, such person (the "Indemnified Person") shall promptly notify the person against whom such indemnification may be sought (the "Indemnifying Person") in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 7 except to the extent that it has been prejudiced thereby; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 7. If any such proceeding shall be brought, threatened or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 7 that the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the
Indemnified Person shall have mutually agreed to the contrary; (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person; (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person; or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be paid or reimbursed as they are incurred. Any such separate firm for the Placement Agent, its affiliates, directors, officers, employees and agents and any control persons of the Placement Agent shall be designated in writing by Lehman Brothers Inc. and any such separate firm for the Company, its directors, its officers who signed the Registration Statement and any control persons of the Company shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding with respect to which indemnification is available hereunder effected without its written consent, but if any such proceeding is settled with such consent or if there be a final judgment in any such proceeding for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel in connection with any such proceeding as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed), effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (x) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

     (d) Contribution. If the indemnification provided for in paragraphs (a) and
(b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Placement Agent on the other from the offering of the Shares or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company on the one hand and the Placement Agent on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Placement Agent on the other shall be deemed to be in the same respective proportions as the net proceeds (before deducting expenses) received by the Company from the sale of the Shares and the total fee received by the Placement Agent in connection therewith, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate offering price of the Shares. The relative fault of the Company on the one hand and the Placement Agent on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Placement Agent and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     (e) Limitation on Liability. The Company and the Placement Agent agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph
(d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. Notwithstanding the provisions of this Section 7, in no event shall the Placement Agent be required to contribute any amount in excess of the fee received by it with respect to the offering of the Shares exceeds the amount of any damages that the Placement Agent has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     (f) Non-Exclusive Remedies. The remedies provided for in this Section 7 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

     8. Right of First Refusal. As further consideration for the Placement Agent's services, the Company agrees that the Placement Agent shall have the right, but not the obligation, which right is exercisable in the Placement Agent's sole discretion, to provide investment banking services to the Company on an exclusive basis through November 24, 2005. Such services may include acting as lead managing underwriter and exclusive bookrunner for an offering of the Company's equity securities or debt securities, assisting the Company with respect to any mergers, acquisitions or divestitures for which the services of an investment banking firm are utilized, including in connection with a change in control (as defined below), acting as exclusive placement agent for any private placement of debt and/or equity securities and providing other financial advisory services. In the event that the Placement Agent agrees to provide such services, the Placement Agent shall be paid fees to be mutually agreed between the Company and Placement Agent, based upon the Placement Agent's customary fees for such services. The Company and the Placement Agent hereby further agree that, notwithstanding anything to the contrary contained herein or any oral representations or assurances previously or subsequently made by the parties, this Section 8 does not constitute a commitment by or obligation of the Placement Agent to act as underwriter or placement agent in connection with any such offering of securities or in any other capacity set forth herein. Such a commitment on the part of the Placement Agent will exist only upon the execution of a final, written underwriting or placement agent agreement or any other applicable agreement and then only in accordance with the terms and conditions of such agreement. In any event the Placement Agent may determine in its sole discretion for any reason (including, without limitation, the results of its due diligence investigation, a material change in the Company's financial condition business or prospects, the lack of appropriate internal Placement Agent committee approvals or then current market conditions) not to participate in such an offering of securities. For purposes of the foregoing, a "change in control" shall mean the signing of a definitive agreement for (i) a merger, consolidation, sale or exchange of capital stock or other transaction which results in the shareholders of the Company immediately prior to such transaction owning less than 50% of the Company's (or the surviving company's) voting stock immediately after such transaction, or (ii) the sale of all or substantially all of the Company's assets.

     9. Termination.

     (a) The obligations of the Placement Agent under this Agreement may be terminated, in the absolute discretion of the Placement Agent, at any time prior to the Closing Date, by notice to the Company from the Placement Agent, without liability on the part of the Placement Agent to the Company if, prior to delivery and payment for the Shares, (i) trading generally shall have been suspended or materially limited on or by any of the New York Stock Exchange, the American Stock Exchange, the National Association of Securities Dealers, Inc., the Chicago Board Options Exchange, the Chicago Mercantile Exchange or the Chicago Board of Trade; (ii) trading of any securities issued or guaranteed by the Company shall have been suspended on any exchange or in any over-the-counter market; (iii) a general moratorium on commercial banking activities shall have been declared by federal or New York State authorities; or (iv) there shall have occurred any outbreak or escalation of hostilities within or outside the United States, that, in the judgment of the Placement Agent, is material and adverse and makes it impracticable or inadvisable to proceed with the offering, sale or delivery of the Shares on the Closing Date on the terms and in the manner contemplated by this Agreement and the Prospectus.

     (b)  The   obligations  of  the  parties  under  this  Agreement  shall  be automatically terminated in the event that notice is given by the Placement Agent to the Escrow Agent prior to the close of business on the date scheduled for receipt of the Requisite Funds, that the Requisite Funds have not been deposited by the Investors into the Escrow Account by the close of business on the Closing Date.

     (c) If this Agreement shall be terminated pursuant to any of the provisions hereof (otherwise than pursuant to Section 9(b) and other than a termination of the Placement Agent's engagement pursuant to Section 9(a)), or if the sale of the Shares provided for herein is not consummated because any condition to the obligations of the Placement Agent set forth herein is not satisfied or because of any refusal, inability or failure on the part of the Company to perform any agreement herein or comply with any provision hereof, the Company will, subject to demand by the Placement Agent, reimburse you for all reasonable out-of-pocket expenses incurred in connection herewith not to exceed $75,000 in the aggregate without the Company's prior approval, which approval shall not be unreasonably withheld or delayed.

     10. Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed or delivered (a) if to the Company, at the office of the Company, P.O. Box 70, Industrial Zone, 56000, Yahud, Israel, Attention: Jacob Even-Ezra, Chairman (facsimile: (972) (3) 539 - 1444), with a copy to Carter Ledyard & Milburn LLP, 2 Wall Street, New York, New York 10005, Attention: Steven J. Glusband, Esq.. (facsimile: (212) 732 - 3232), or (b) if to the Placement Agent, at the office of Lehman Brothers Inc., 745 Seventh Avenue, 5th Floor, New York, New York 10019, Attention: Keith Canton (facsimile: (212) 520 -9328) with a copy to Morrison & Foerster LLP, 1290 Avenue of the Americas, New York, New York 10104,
Attention: Anna T. Pinedo, Esq. (facsimile: (212) 468-7900). Any such notice shall be effective only upon receipt. Any notice under Section 7 may be made by facsimile or telephone, but if so made shall be subsequently confirmed in writing.

     11. Survival. The respective representations, warranties, agreements, covenants, indemnities and other statements of the Company and the Placement Agent set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement shall remain in full force and effect, regardless of
(i) any investigation made by or on behalf of the Company, any of its officers or directors, the Placement Agent or any controlling person referred to in
Section 7 hereof and (ii) delivery of and payment for the Shares. The respective agreements, covenants, indemnities and other statements set forth in Sections 5, 7 and 8 hereof shall remain in full force and effect, regardless of any termination or cancellation of this Agreement.

     12. Successors. This Agreement shall inure to the benefit of and shall be binding upon the Placement Agent, the Company and their respective successors and legal representatives, and nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provisions herein contained, this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of such persons and for the benefit of no other person except that (i) the indemnification and contribution contained in Sections 7(a) and (d) of this Agreement shall also be for the benefit of the directors, officers, employees and agents of the Placement Agent and any person or persons who control the Placement Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and (ii) the indemnification and contribution contained in Sections 7(b) and (d) of this Agreement shall also be for the benefit of the directors of the Company, the officers of the Company who have signed the Registration Statement and any person or persons who control the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act. No purchaser of Shares shall be deemed to be a successor Investor by reason merely of such purchase.

     13. Applicable Law. The validity and interpretations of this Agreement, and the terms and conditions set forth herein, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of laws provisions thereof.

     14.   Counterparts.   This  Agreement  may  be  executed  in  two  or  more
counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     15. Entire Agreement. This Agreement constitutes the entire understanding between the parties hereto as to the public offering of the Shares by the Company and supersedes all prior understandings, written or oral, relating to a public offering of the Shares by the Company (including without limitation that certain engagement letter between the Placement Agent and the Company dated November 24, 2004).

     Please confirm that the foregoing correctly sets forth the agreement between the Company and the Placement Agent.

                                            Very truly yours,

                                            MAGAL SECURITY SYSTEMS LTD.

                                            By:
                                                -----------------------
                                                Name:
                                                Title:


Confirmed as of the date first above mentioned:

LEHMAN BROTHERS INC.

By:
   --------------------
   Name:
   Title:

                                   SCHEDULE 1

                                   Affiliates
                                   ----------



         Jacob Even-Ezra

         Nathan Kirsh

         Mira Mag, Inc.

                                   SCHEDULE 2

                        List of Significant Subsidiaries
                        --------------------------------

U.S. Subsidiaries
-----------------

Magal-Senstar, Inc.


Other Subsidiaries
------------------

Canada
------
Senstar-Stellar Corporation

                                    EXHIBIT A
                                    ---------

                                ESCROW AGREEMENT

                                    EXHIBIT B
                                    ---------

     Matters to be Covered in the Carter Ledyard & Milburn LLP Legal Opinion
     -----------------------------------------------------------------------


     1. The Registration Statement and the Prospectus as amended or supplemented (other than the financial statements, including the notes and schedules thereto, other financial and accounting data and information about the Placement Agent, contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the requirements of the Act and the Rules and Regulations thereunder.

     2. The issuance and sale by the Company of the Shares, and the consummation by the Company of the transactions contemplated by the Placement Agency Agreement, do not (a) violate the provisions of any U.S. federal or state law, rule or regulation applicable to the Company; or (b) violate any U.S. judgment, decree, order or award of any U.S. federal or state court, governmental body or arbitrator specifically naming the Company or its U.S. Subsidiaries of which such counsel is aware.

     3. To our knowledge, no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose have been instituted or are pending or threatened by the Commission.

     4. The Company is not an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act.

     5. The U.S. Subsidiary has been duly organized, are validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to conduct its business as it is described in the Prospectus.

     6. There are no legal or governmental proceedings pending to which the Company or its U.S. Subsidiary is a party or of which any property of the Company or its Subsidiary is the subject which are required by the Act or the Rules and Regulations thereunder to be described in the Registration Statement or the Prospectus that are not so described.


     In  addition,  such  counsel  shall  state that  while such  counsel is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement or the Prospectus, or any supplements or amendments thereto, no facts have come to the attention of such counsel which have caused her to believe that either the Registration Statement or any amendments thereto, at the time the Registration Statement or any such amendments became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, as of the Closing, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (it being understood that such counsel need express no belief as to the financial statements, including the notes and schedules thereto, or any other financial or accounting information, or the information regarding the Placement Agent or the method of distribution of the Shares included in the Registration Statement or the Prospectus or any such amendments or supplements thereto).

                                    EXHIBIT C
                                    ---------

            Matters to be Covered in the Friedman & Co. Legal Opinion
            ---------------------------------------------------------

     1. The Company is a corporation duly organized and validly existing under the laws of the State of Israel and has all requisite corporate power and authority to conduct its business as it is described in the Prospectus, to enter into and perform its obligations under the Transaction Documents (as such term is defined in the Placement Agency Agreement), and to carry out the transactions contemplated by the Transaction Documents. The Company is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to be so qualified or in good standing or have such power or authority would not, individually or in the aggregate, have a material adverse effect or would reasonably be expected to have a material adverse effect on or affecting the business, properties, management, consolidated financial position, stockholders' equity or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Adverse Effect").

     2. The currently outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable.

     3. The Shares have been duly authorized and, when issued, sold and delivered to the Investors against payment therefor in accordance with the provisions of the Placement Agency Agreement, will be validly issued, fully paid and non-assessable and will conform as to legal matters in all material respects to the description of the Shares contained in the Prospectus under the caption "Description of Ordinary Shares."

     4.   The  execution  and  delivery  by  the  Company  of  the   Transaction
          Documents, and the consummation by the Company of the transactions contemplated thereby, have been duly authorized by all necessary corporate action on the part of the Company, and the Transaction Documents have been duly executed and delivered by the Company.

     5. The issuance and sale by the Company of the Shares, and the consummation by the Company of the transactions contemplated by the Transaction Documents, do not (a) violate the provisions of any Israeli law, rule or regulation applicable to the Company; (b) violate the provisions of the Company's Memorandum of Association or Articles of Association, each as amended to date; or (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator specifically naming the Company or its Israeli Subsidiary of which such counsel is aware.


     6. The statements in the Prospectus under the heading "Description of Ordinary Shares" insofar as they constitute summaries of matters of law or regulations or legal conclusions, have been reviewed by such counsel and are accurate.

                                    EXHIBIT D
                                    ---------

                                 LOCK UP LETTERS

                                                                  April 14, 2005

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York  10019

Ladies and Gentlemen:

         The undersigned understands that you, as Placement Agent, propose to enter into a Placement Agency Agreement (the "Placement Agency Agreement") with Magal Security Systems Ltd, an Israeli corporation (the "Company"), providing for the offering (the "Offering") of 1,700,000 ordinary shares (the "Shares"), par value NIS 1.0 per share (the "Ordinary Shares"), of the Company. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Placement Agency Agreement.

         In consideration of the foregoing, and in order to induce you to act as Placement Agent in the offering, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Lehman Brothers Inc., the undersigned will not, during the period beginning on the date of the final prospectus supplement relating to the Offering of the Shares and ending on the date 90 days after the date of such final prospectus supplement, (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares (including without limitation, Ordinary Shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise. In addition, the undersigned agrees that, without the prior written consent of Lehman Brothers Inc., it will not, during the period ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares.

         Notwithstanding the foregoing, the restrictions set forth in clause (1) and (2) above shall not apply to (a) transfers (i) as a bona fide gift or gifts, provided that the donee or donees thereof agree to be bound in writing by the restrictions set forth herein, (ii) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, (iii) with the prior written consent of Lehman Brothers Inc., or (iv) effected pursuant to any exchange of "underwater" options with the Company or (b) the acquisition or exercise of any stock option issued pursuant to the Company's existing stock option plan, including any exercise effected by the delivery of Shares of the Company held by the undersigned. For purposes of this letter agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. None of the restrictions set forth in this letter agreement shall apply to Ordinary Shares acquired in open market transactions.

         In furtherance of the foregoing, the Company, and any duly appointed transfer agent for the registration or transfer of the securities described herein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this letter agreement.

         The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this letter agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

         The undersigned understands that, if the Placement Agency Agreement does not become effective, or if the Placement Agency Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares to be sold thereunder, the undersigned shall be released form all obligations under this letter agreement.

         This lock-up agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws principles thereof.

                                            Very truly yours,

                                            [NAME OF OFFICER OR
                                            DIRECTOR] [MIRA MAG INC.]


                                            -------------------------
                                            Title:

Accepted as of the date
first set forth above:
LEHMAN BROTHERS INC.


By:
    -------------------
    Name:
    Title:

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  April 15, 2005